Exhibit 99.1

Mdxhealth Announces Fourth Quarter and Full-Year 2025 Financial Results

Fourth quarter revenue growth of 19% to $29.5 million

2025 revenue growth of 20% to $107.9 million

Conference call with Q&A today at 4:30 PM EST / 22:30 CET

IRVINE, California – February 26, 2026 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”), a leader in urology-focused precision diagnostics, today announced its financial results for the fourth quarter and year ended December 31, 2025.

Michael K. McGarrity, CEO of mdxhealth, commented: “We are pleased to report another year of 20% revenue growth which reflects continued operating discipline and commercial execution by our team. Our consistent growth is a result of our strategy to build an incomparable menu of precision diagnostics for urologists and patients navigating the complex diagnostic pathway of prostate cancer.

“Our growth ambitions go well beyond where we have been and where we are today, which informs our confidence in sustainable growth going forward. We expect our business to accelerate in 2026, reflected in our 2026 guidance of $137-140 million representing 27-30% growth. We also expect to drive improved productivity and operating leverage, leading to a 10% adjusted EBITDA margin exiting 2026.”

Key Highlights:

●	2025 revenue of $107.9 million, an increase of 20% over 2024

●	Fourth quarter revenue of $29.5 million, an increase of 19% over prior year period

●	Fourth quarter adjusted EBITDA of ($2.1) million, a 53% increase over prior year period

●	Fourth quarter tissue-based (Confirm mdx and GPS) test volume of 11,201, a decrease of 5% over prior year period

●	Fourth quarter liquid-based (ExoDx, Select mdx, Resolve mdx, Germline) test volume of 27,486, an increase of 128% over prior year period

●	Year-end cash and cash equivalents balance of $29.0 million

Financial review for the fourth quarter and year ended December 31, 2025

	Three months ended December 31			Twelve months ended December 31
USD in ’000 (except per share data) Unaudited	2025	2024	% Change	2025	2024	% Change
Revenue	29,545	24,739	19%	107,875	90,049	20%
Cost of goods	(10,858)	(9,222)	18%	(38,242)	(34,908)	10%
Gross Profit	18,687	15,517	20%	69,633	55,141	26%
Operating expenses	(23,949)	(20,125)	19%	(84,041)	(79,863)	5%
Operating loss	(5,262)	(4,608)	14%	(14,408)	(24,722)	(42%)
Net loss	(8,928)	(6,841)	31%	(33,519)	(38,069)	(12%)
Adjusted EBITDA*	(2,112)	(1,378)	53%	(1,131)	(14,672)	(92%)
Basic and diluted loss per share	(0.17)	(0.14)	21%	(0.67)	(1.16)	(42%)

*	A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Measures”

Fourth Quarter 2025 Financial Results

Revenue increased 19% to $29.5 million compared to $24.7 million for the prior year period. Tissue-based tests accounted for 59% and 81% of total fourth quarter 2025 and 2024 revenue, respectively.

Gross profit increased 20% to $18.7 million compared to $15.5 million for the prior year period. Gross margins were 63.2% compared to 62.7% for the prior year period, an increase of 0.5 percentage point primarily attributed to economies of scale.

Operating expenses increased 19% to $23.9 million compared to $20.1 million for the prior year period, primarily driven by increases in headcount and other operating expenses related to the ExoDx acquisition.

Net loss increased 31% to $8.9 million compared to $6.8 million for the year period, driven by an increase of $3.1 million in net financial expenses, partially offset by a tax gain of $1.6 million.

Adjusted EBITDA was ($2.1) million, an increase of 53% compared to ($1.4) million for the same period last year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Measures.”

Full Year 2025 Financial Results

Revenue increased 20% to $107.9 million compared to $90.0 million for the prior year. Tissue-based tests accounted for 76% and 80% of total 2025 and 2024 revenue, respectively.

Gross profit increased 26% to $69.6 million compared to $55.1 million for the prior year. Gross margins were 64.5% compared to 61.2% for the prior year, an increase of 3.3 percentage points primarily attributed to economies of scale driven by improved fixed cost absorption.

Operating expenses increased 5% to $84.0 million compared to $79.9 million for the prior year, primarily driven by acquisition-related expenses as well as increases in headcount and other operating expenses related to the ExoDx acquisition.

Net loss decreased 12% to $33.5 million compared to $38.1 million for the prior year, driven by our $14.5 million increase in gross profit, partially offset by an increase in net financial expenses of $8.0 million.

Adjusted EBITDA was ($1.1) million, an improvement of 92% compared to ($14.7) million for the same period last year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Measures.”

Cash and cash equivalents as of December 31, 2025, were $29.0 million.

Outlook for 2026

The Company is maintaining its previously issued 2026 revenue guidance of $137-140 million and confirms its view of driving progress toward an adjusted EBITDA margin run rate of 10% exiting 2026.

Conference Call

Michael K. McGarrity, Chief Executive Officer will host a conference call and Q&A session today at 4:30 PM EST / 22:30 CET. The call will be conducted in English and a replay will be available for 30 days.

To participate in the conference call, please select your phone number below:

United States: 1-844-825-9789

Int’l: 1-412-317-5180

United Kingdom: 0800 279 9489

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1753070&tp_key=27bce7d4de

To ensure a timely connection, it is recommended that users register at least 10 minutes prior to the scheduled start time.

About mdxhealth

Mdxhealth is a leading precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests, based on proprietary genomic, epigenomic, exosomal and other molecular technologies, assist physicians with the diagnosis and prognosis of prostate cancer and other urologic diseases. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

Non-IFRS disclosure

In addition to the Company’s financial results determined in accordance with IFRS, the Company provides adjusted EBITDA and adjusted EBITDA margin, non-IFRS measures that the Company determines to be useful in evaluating its operating performance. The Company defines adjusted EBITDA as net loss less interest expense, depreciation and amortization of intangible assets, impairment, share-based compensation, fair-value adjustments, debt extinguishment costs, provision for inventory obsolescence, reduction in force severance costs, ExoDx acquisition expenses, amendments related to the Exact Sciences earnout, income tax benefit (expense), and other financial and non-cash expenses. Management believes that presentation of non-IFRS financial measures provides useful supplemental information to investors and facilitates the analysis of the Company’s core operating results and comparison of operating results across reporting periods. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by total revenue. The Company uses this non-IFRS financial information to establish budgets, manage the Company’s business, and set incentive and compensation arrangements. However, non-IFRS financial information is presented for supplemental information purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. For example, non-IFRS adjusted EBITDA excludes a number of expense items that are included in net loss. As a result, positive adjusted EBITDA may be achieved while a significant net loss persists. The Company’s presentation of expected non-IFRS adjusted EBITDA is a forward-looking statement about the Company’s future financial performance. This non-IFRS measure includes adjustments like share-based compensation, debt extinguishment costs, fair-value adjustments related to contingent considerations that are difficult to predict for future periods because the nature of the adjustments pertain to events that have not yet occurred. Additionally, management does not forecast many of the excluded items for internal use. Information reconciling forward-looking non-IFRS measures to IFRS measures is therefore not available without unreasonable effort and is not provided. The occurrence, timing, and amount of any of the items excluded from IFRS to calculate non-IFRS could significantly impact the Company’s IFRS results.

Forward-Looking Statement: This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding expected future operating results; our strategies, positioning, resources, capabilities and expectations for future events or performance; and the anticipated timing and benefits of our acquisitions, including estimated synergies and other financial impacts. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; our ability to achieve and maintain adequate levels of coverage or reimbursement for our current and future solutions we commercialize or may seek to commercialize; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; changes in payer claims reimbursement practices and MDxHealth estimates regarding collection amounts for tests; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of our research and development programs; the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements; our ability to remain in compliance with financial covenants made to and make scheduled payments to our creditors; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the ExoDx and GPS prostate cancer businesses will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS mdx, Exosome Diagnostics, ExosomeDx, Exo mdx, ExoDx, ExoDx Prostate Intelliscore (EPI), and Monitor mdx are trademarks or registered trademarks of MDxHealth SA and its affiliates. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark and all other trademarks and service marks, are the property of their respective owners.

MDxHealth SA and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	Three Months Ended December 31,		Year Ended December 31,
In thousands of $ (except per share amounts)	2025	2024	2025	2024

Revenues	$29,545	$24,739	$107,875	$90,049
Cost of sales (exclusive of amortization of intangible assets)	(10,858)	(9,222)	(38,242)	(34,908)
Gross profit	18,687	15,517	69,633	55,141
Research and development expenses	(3,277)	(2,788)	(10,350)	(10,552)
Selling and marketing expenses	(12,233)	(9,701)	(42,564)	(40,981)
General and administrative expenses	(7,392)	(5,865)	(26,928)	(22,801)
Amortization of intangible assets	(1,253)	(1,330)	(5,192)	(4,905)
Other operating (expense) income, net	206	(441)	993	(624)
Operating loss	(5,262)	(4,608)	(14,408)	(24,722)
Financial expenses, net	(5,238)	(2,185)	(20,968)	(12,965)
Loss before income tax	(10,500)	(6,793)	(35,376)	(37,687)
Income tax	1,572	(48)	1,857	(382)
Loss for the period	$(8,928)	$(6,841)	$(33,519)	$(38,069)

Loss per share attributable to parent
Basic and diluted	$(0.17)	$(0.14)	$(0.67)	$(1.16)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

In thousands of $	December 31, 2025	December 31, 2024
ASSETS
Non-current assets
Goodwill	$38,948	$35,926
Intangible assets	39,424	40,592
Property, plant and equipment	4,855	4,363
Right-of-use assets	9,821	8,617
Financial assets	1,496	936
Total non-current assets	94,544	90,434

Current assets
Assets held-for-sale	940	-
Inventories	6,741	3,869
Trade receivables	14,675	14,440
Prepaid expenses and other current assets	2,021	1,788
Cash and cash equivalents	29,032	46,798
Total current assets	53,409	66,895
TOTAL ASSETS	$147,953	$157,329

EQUITY
Share capital	$219,209	$214,670
Issuance premium	153,177	153,177
Accumulated deficit	(403,034)	(369,515)
Share-based compensation	19,335	17,124
Translation reserve	(781)	(615)
Total equity	(12,094)	14,841

LIABILITIES
Non-current liabilities
Loans and borrowings	76,197	50,967
Lease liabilities	8,509	7,413
Other non-current financial liabilities	25,807	41,445
Total non-current liabilities	110,513	99,825

Current liabilities
Loans and borrowings	-	324
Lease liabilities	1,898	1,360
Trade payables	10,330	8,001
Other current liabilities	6,741	6,567
Other current financial liabilities	30,565	26,411
Total current liabilities	49,534	42,663
Total liabilities	160,047	142,488
TOTAL EQUITY AND LIABILITIES	$147,953	$157,329

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
In thousands of $	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	$(14,408)	$(24,722)
Depreciation	4,016	3,134
Amortization of intangible assets	5,192	4,905
Provision for inventory obsolescence	683	-
Share-based compensation	2,211	1,725
Other non-cash transactions	(822)	286
Cash used in operations before working capital changes	(3,128)	(14,672)

Increase (-) in inventories	(1,931)	(1,090)
Decrease (+) / increase (-) in receivables	2,320	(3,226)
Increase (+) in payables	550	458
Net cash outflow from operating activities	(2,189)	(18,530)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,157)	(1,188)
Acquisition and generation of intangible assets	-	(971)
Acquisition of subsidiary – ExoDx	755	-
Acquisition of subsidiary - contingent earnout payment	(19,658)	(555)
Interests received	1,502	1,078
Net cash outflow from investing activities	(18,558)	(1,636)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs	-	40,739
Proceeds from loan obligation	24,250	53,011
Acquisition of subsidiary - contingent earnout payment (financing portion)	(8,313)	-
Repayment of loan obligation and debt extinguishment costs	(324)	(39,540)
Amendment fee related to OrbiMed / GPS agreement	-	(550)
Payment of lease liability	(2,322)	(1,883)
Payment of interest	(9,730)	(6,702)
Other financial expenses	(596)	(477)
Net cash inflow from financing activities	2,965	44,598

Net increase in cash and cash equivalents	(17,782)	24,432

Cash and cash equivalents at beginning of the financial year	46,798	22,380
Effect on exchange rate changes	16	(14)
Cash and cash equivalents at end of the financial year	$29,032	$46,798

UNAUDITED RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three Months Ended December 31,		Year Ended December 31,
In thousands of $	2025	2024	2025	2024

IFRS net loss	$(8,928)	$(6,841)	$(33,519)	$(38,069)
Amortization of intangible assets	1,253	1,330	5,192	4,905
Depreciation and impairment	1,188	863	4,198	3,134
Share-based compensation expense	693	666	2,211	1,725
Interest expense, net	2,834	1,589	10,114	6,551
Provision for inventory obsolescence	(111)	-	683	-
Reduction in force severance costs	-	-	335	-
Debt extinguishment costs	-	-	-	3,130
ExoDx transaction expenses	96	-	1,662	-
Fair value adjustments (1)	2,178	483	10,148	2,961
Other adjustments (2)	257	484	(298)	609
Income tax	(1,572)	48	(1,857)	382
Adjusted EBITDA	$(2,112)	$(1,378)	$(1,131)	$(14,672)

1)	Primarily related to GPS and ExoDx contingent considerations, option to pay Bio-Techne and Exact Sciences earnout in shares, and prepayment right of the OrbiMed loan
2)	Bank fees and other non-cash expenses

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)
John Fraunces, Managing Director
Tel: +1 917 355 2395
jfraunces@lifesciadvisors.com